

By Electronic Mail

March 23, 2021

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: Northern Lights Fund Trust IV
        Issuer CIK: 0001644419
        Issuer File Number: 333-204808/811-23066
        Form Type: 8-A12B
        Filing Date: March 23, 2021

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Monarch Ambassador Income ETF (MAMB)
- Monarch Blue Chips Core ETF (MBCC)
- Monarch ProCap ETF (MPRO)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Initial Listings Analyst